 **Fundraise Up**

Nonprofits | Enterprise | B2B | SAAS | AI | Payments

Fundraise Up is a Brooklyn based payments technology startup assisting nonprofits in **collecting donations** online

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Fundraise Up has developed proprietary technology to address the **$30B market** opportunity

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The company **processed $0.5M** in donations since launch in January 2018

Founders **invested $200K** and **raised $225K** from angel investors

Mission: **Help nonprofits around the world make a greater impact**







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Founders



Peter Byrnes ran a successful design studio with 9 employees in Brooklyn for 20 years.



Yuriy Smirnov built & lead tech startups valued at over $100M. Ran dev company with $1M annual revenue.



Anton Isaykin built & sold Spotify-like music app with 4M MAUs

Notable advisors & investors



Suzanne Sobel, Adviser Exec VP of advertising /marketing Martha Stewart Living Omnimedia, $2B brand



Alan Meckler, Investor Founded Mecklermedia, sold for $274M cash in 1998

Fundraise Up

Balanced Team

 AI Engineer

 Frontend Engineer

 Backend Engineer

 Product Designer

 Backend Engineer

 Researcher



Fundraise Up office

6 out of 7 donors **abandon** the donation process

Problem

Nonprofits are losing potential revenues from digital donors because of antiquated methods and technology.

Donors **give less** than they could

Fundraise Up

Apply mix of modern technologies and digital donor psychology to maximize giving

Solution


API
Artificial Intelligence
QuickBooks
stripe
zapier
salesforce
Pay
G Pay
Alipay
blackbaud
venmo
AMPLY
Double the Donation
$ € ¥ ₿
Google Analytics
PayPal
amazon pay
facebook Ads
MailChimp
PLAID
Secure Donation
GIVE ONCE
MONTHLY
$ 60
USD
$40
$100
$200
$1,000
$2,500
$5,000
Designate to Where it is needed most
Give In Honor / Memory
Add Comment
DONATE

Fundraise Up

6

Product

- All popular payment methods
- Give in local language & currency
- Regional tax compliance
- In-depth data analytics
- Integrations with major donor management databases



Fundraise Up

How we are different

Classy blackbaud Traditional forms	Fundraise Up
10,000 people/month visit nonprofit website	**10,000 people/month** visit nonprofit website
700 people* start donated process	**900 people** start donated process
100 people complete donated process	**200 people** complete donated process
$180** median donation size	**$220** median donation size
$18,000/month	**$54,000/month**

Can raise 3 times more

*Source: https://www.nonprofitpro.com/post/digital-benchmarks-nonprofits/

**Source: https://npengage.com/nonprofit-fundraising/5-facts-about-online-average-gift-size/

Fundraise Up 8

USA market size

$410B   Annual donations to charitable causes in the United States

$30B   Online giving by individuals in 2017 in the United States

Increasing **11%** annually

$1.5M   Number of tax-exempt nonprofits in the United States

Source: https://nonprofitssource.com/online-giving-statistics/

Fundraise Up

Business model

We keep **2-5%** fee on each transaction

In talks with...



Budget: $5B/year (25-th world largest nonprofit)

Est. donations online: $60M/year

Est. Fundraise Up revenue: **$1.2M/year**

 **Save the Children**

Budget: $2.1B/year (37-th world largest nonprofit)

Est. donations online: $40M/year

Est. Fundraise Up revenue: **$800K/year**

Source: https://www.savethechildren.net/about-us/our-finances

F Fundraise Up

Customers

(45 onboarded nonprofits
Zero attrition)

Fundraise Up est. donations processing for 2018



~$1,000,000



neverthirst

~$1,000,000



~$200,000



~$200,000

 ANIMAL CHARITY EVALUATORS

~$300,000



~$200,000

F Fundraise Up





Exit strategy

We see a potential buyer (bank or payment processing company) acquiring us to switch to their processing network. We expect ARR multiplier of X10 and **valuation of $100M+** in the next 6 years.





Fundraise Up

Traction

Since our launch in
January, 2018

	YTD	2018 Est.
Transactions #	~3.1K	10K+
Processed donations	**~$0.5M**	**$3M* – $6M****
Revenue	~$10K	~$60K – $120K

* Due to donor giving patterns, ~50% of annual donations are collected in November & December each year.

** Based on acquisition of new clients before the end of 2018.

Fundraise Up

14

Financial snapshot

Stable and growing

Founders invested:
~$200,000

Raised from angel investors:
$225,000

Monthly burn:
~$20,000

Cash on hand:
~$150,000

Debts:
$0

Runway:
~1 year

Fundraise Up

The ask

We are seeking **$1.5 – 2 million** of seed funding

With this round of financing we will:

- Become cash flow positive and profitable
- Launch internationalization and integrations with donor management databases
- Commence broad marketing

Contact: **Peter Byrnes**
peter@fundraiseup.com